Bright Minds Biosciences to Participate at Three Healthcare Conferences in March

New York and Vancouver, BC – February 24, 2025 – Bright Minds Biosciences, Inc. (“Bright Minds,” “BMB” or the “Company”) (NASDAQ: DRUG), a pioneering company focused on developing highly selective 5-HT2 agonists for the treatment of drug-resistant epilepsy, depression, and other central nervous system (CNS) disorders, today announced that Ian McDonald, Chief Executive Officer, and select members of senior management, will participate in three healthcare conferences, as follows:

TD Cowen 45th Annual Health Care Conference, Boston

Monday, March 3, 2025, at 1:10pm ET

Join the webcast

Leerink Partners Global Healthcare Conference, Miami

Wednesday, March 12, 2025 (1x1 meetings)

BIO-Europe Spring, Milan

March 17-19, 2025

The live and archived webcasts will be accessible from the Company’s website at https://brightmindsbio.com/investors/ under Events and Presentation. The replay of the webcast will be accessible for 90 days.

About Bright Minds Biosciences

Bright Minds Biosciences is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including epilepsy, depression, and other CNS disorders. Bright Minds is focused on delivering breakthrough therapies that can transform patients’ lives.

Bright Minds Biosciences has developed a unique platform of highly selective serotonergic agonists exhibiting selectivity at different serotonergic receptors. This has provided a rich portfolio of NCE programs within neurology and psychiatry.

Contact Information

Alex Vasilkevich

Chief Operating Officer

Bright Minds Biosciences Inc.

T: 414-731-6422

E: alex@brightmindsbio.com

Website: www.brightmindsbio.com

Investor Relations

Lisa M. Wilson

T: 212-452-2793

E: lwilson@insitecony.com